Exhibit 99.1

Alvotech Announces Corporate Sustainability Participation and Discloses ESG Data covering 2020 and 2021

•	Alvotech releases ESG indicators covering both 2020 and 2021

•	Carbon neutrality for scope 1 and 2 emissions achieved in 2020 and 2021

•	ESG portal is now available on the Company’s website at www.alvotech.com/corporate-sustainability

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Alvotech founder Robert Wessman: “We believe that biosimilars are well positioned to create significant social benefits in the coming years as global healthcare systems grapple with the high cost of biologic therapies.”

REYKJAVIK, ICELAND (August 29, 2022) — Alvotech (NASDAQ: ALVO) (the “Company”), a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide, announced today that the Company has released data on environmental, social and governance (“ESG”) indicators for 2020 and 2021, to provide further transparency to stakeholders. Information related to sustainability can now be found on a dedicated ESG portal which is part of the Company’s website www.alvotech.com/corporate sustainability.

“We believe that biosimilars are well-positioned to create significant social benefits in the coming years as global healthcare systems grapple with the high cost of biologic therapies,” said Robert Wessman, Founder and Executive Chairman of Alvotech. “Further, our manufacturing base in Iceland allows us to leverage the country’s renewable resources, strong sustainability and social policy framework.”

A biosimilar is a biological medicine that is highly similar to and has no clinically meaningful differences from an existing approved biologic, while providing lower cost alternatives to payors and patients. Biosimilars have the potential to improve the accessibility of many life-altering treatments and can help make healthcare systems more sustainable.

Alvotech’s corporate headquarters, purpose-built manufacturing facility and a large part of the Company’s R&D operations are located in Reykjavik, Iceland. The Reykjavik facility possesses both drug substance and drug product capacity and is intended to be utilized for global supply. Iceland, conveniently located between the U.S. and continental Europe, is endowed with abundant renewable energy resources. Electrical power is generated from renewable hydro and geothermal sources and all heating for the Reykjavik area is provided from renewable geothermal sources.

“Today’s disclosure is the first step in our journey to improve our stakeholder engagement and demonstrate our commitment to corporate sustainability,” added Mark Levick, CEO of Alvotech. “We believe a strong commitment to sustainability will make us a better partner and supplier and ultimately a better business.”

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As part of the sustainability strategy, Alvotech has designated Ming Li, Chief Strategy Officer for the company as its Head of Sustainability. In this role, Mr. Li will oversee sustainability efforts at Alvotech and work closely with the rest of the leadership team and the Board of Directors to ensure alignment and implementation of the Company’s sustainability efforts.

Sustainability Milestones Completed thus far:

•	Materiality assessment based on comparable companies performed

•	Framework for collecting and reporting disclosures for 2020 and 2021

•	Scope 1 and 2 carbon neutrality achieved

•	Annual equal pay audits and policy implemented since 2021

•	Employee engagement surveys implemented since 2020

•	Enhanced governance with implementation of policies around business ethics, diversity, anti-bullying, whistleblower protection and data privacy

•	Enhanced Board Diversity

•	Became a signatory to the United Nations Global Compact

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding stakeholder engagement, its reporting on ESG indicators, the results of its enhanced governance framework, sustainability of its business, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, the potential approval and commercial launch of its product candidates, regulatory approvals and market launches, and the estimated size of the total addressable market of Alvotech’s pipeline products. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech, with Alvotech as the surviving company; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (9) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (10) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (11) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (12) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (13) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (14) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (15) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (16) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (17) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” that

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Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

Alvotech Investor Relations

alvotech.ir@alvotech.com

Alvotech Corporate Communications

alvotech.media@alvotech.com

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